

August 18, 2022

Henry Ji
Chairman of the Board, CEO and President
Sorrento Therapeutics, Inc.
4955 Directors Place
San Diego, CA 92121

> **Re: Sorrento Therapeutics, Inc.**
> **Form 10-K for the year ended December 31, 2021**
> **Filed March 11, 2022**
> **Form 10-Q for the period ended March 31, 2022**
> **Filed May 5, 2022**
> **Form 10-Q for the period ended June 30, 2022**
> **Filed August 15, 2022**
> **File No. 001-36150**

Dear Dr. Ji:

We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-Q for the period ended June 30, 2022

Notes to Unaudited Consolidated Financial Statements
7. Debt, page 15

1.   Please provide us with your accounting basis, citing relevant authoritative literature, to account for the Consent Under and Amendment No. 4 to your Indenture agreement as a troubled debt restructuring rather than a modification or extinguishment.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Sasha Parikh at 202-551-3627 or Daniel Gordon at 202-551-3486 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences